SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                              Filed by a registered
                               holding company or
                               subsidiary thereof
                                pursuant to Rule
                               20(d) adopted under
                               the Public Utility
                               Holding Company Act
                                    of 1935.

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           First Mortgage Bonds

     2. Issue, renewal or guaranty.

            Issue

     3. Principal amount of each security.

           $56,910,000 due November 1, 2027
           $4,365,000 due November 1, 2012
           $29,150,000 due November 1, 2032

     4. Rate of interest per annum of each security.

           $56,910,000 bearing interest at 5.20%
           $4,365,000 bearing interest at 4.20%
           $29,150,000 bearing interest at 5.45%

     5. Date of issue, renewal or guaranty of each security.

           November 8, 2002

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           $56,910,000 due November 1, 2027
           $4,365,000 due November 1, 2012
           $29,150,000 due November 1, 2032

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           The Bonds were issued to and deposited with SunTrust Bank, as trustee under Bond Trust Indenture dated as of November 1, 2002 (the "Bond Indenture") with the South Carolina Jobs - Economic Development Authority (the "Issuer"), to secure the Company's payment obligation under a Loan Agreement dated as of November 1, 2002 (the "Loan Agreement") between the Issuer and the Company. The Issuer issued under the Bond Indenture and sold to SunTrust Capital Markets as underwriter for public distribution thereafter, $90,425,000 principal amount Industrial Revenue Bonds (South Carolina Electric & Gas Project), Series 2002

     9. Collateral given with each security, if any.

            The first mortgage bonds are secured primarily by (1) a like principal amount of non-interest bearing first and refunding mortgage bonds (the Class A Bonds) issued pursuant to the Indenture of Mortgage, dated January 1, 1945 (the Class A Indenture), between the Company and J P Morgan Chase Bank, and (2) the lien of the Indenture dated April 1, 1993 (the New Indenture), between the Company and The Bank of New York. The Class A Bonds are secured by a lien upon substantially all of the fixed property and franchises used or useful in the Company's public utility businesses (except cash, securities, contracts and accounts receivable, materials and supplies, natural gas, oil, certain minerals and mineral rights and certain other assets) now owned by the Company, with certain exceptions, and the first mortgage bonds issued under the New Indenture are secured by a lien upon substantially all of the properties of the Company used in the generation, transmission and distribution of electric energy, together with any other property which the Company may elect to subject to such lien. The lien of the New Indenture is junior to the lien of the Class A Indenture.

     10. Consideration received for each security.

           $90.4 million

     11. Application of proceeds of each security.

           The proceeds from the bonds (net of issuance costs) will be used to refund $62.3 million outstanding principal amount of pollution control revenue bonds previously issued for the benefit of the Company, and to pay the costs of solid waste disposal facilities at two of the Company's electric generating plants.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b)

b. the provisions contained in the fourth sentence of Section6(b)

c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                                  South Carolina Electric & Gas Company


                                  By:      /s James E. Swan, IV
                                           -----------------------------------
                                           James E. Swan, IV
                                           Controller

Dated:   November 18, 2002